UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Chimerix, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

16934W106
(CUSIP Number)

January 7, 2016
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 16934W106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,967,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,967,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%*
12	TYPE OF REPORTING PERSON* IA

* Based on 46,147,227 shares of common stock outstanding as of November 3, 2015, as reported in the Issuer's Form S-3ASR filed with the SEC on November 5, 2015.

SCHEDULE 13G

CUSIP No. 16934W106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,967,186
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,967,186
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,967,186
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%*
12	TYPE OF REPORTING PERSON* IN

* Based on 46,147,227 shares of common stock outstanding as of November 3, 2015, as reported in the Issuer's Form S-3ASR filed with the SEC on November 5, 2015.

Item 1(a).	Name of Issuer: Chimerix, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
2505 Meridian Parkway, Suite 100, Durham, North Carolina 27713

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue , 40th Floor, New York, NY 10016
Mr. Roberto Mignone ("Mr. Mignone"), 90 Park Avenue, 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 Par Value (the "Common Stock")

Item 2(e).	CUSIP Number: 16934W106

Item 3.	Not Applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons' ownership of the Common Stock as of January 19, 2016, is incorporated by reference to items (5) - (9) and (11) of the cover page of the respective Reporting Person.

Swiftcurrent Offshore Master Ltd., Swiftcurrent Partners L.P. and Bridger Healthcare, Ltd. are the owners of record of the Common Stock reported herein.  Bridger Management LLC is the investment adviser to Swiftcurrent Offshore Master Ltd., Swiftcurrent Partners L.P. and Bridger Healthcare, Ltd.  Mr. Mignone is the manager of Bridger Management, LLC.  Each of Bridger Management LLC and Mr. Mignone may be deemed to share beneficial ownership of the Common Stock reported herein.

Item 5.	Ownership of Five Percent or less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  January 19, 2016

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

EXHIBIT INDEX

Exhibit I:                          Joint Filing Statement Pursuant to Rule 13d-1(k)

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  January 19, 2016

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually